UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    September 23, 2005                   By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                           EXTERNAL NEWS RELEASE
                                                                        05-19-TC

FOR IMMEDIATE RELEASE:  SEPTEMBER 23, 2005

TECK COMINCO ANNOUNCES HIGHLAND VALLEY COPPER MINE LIFE EXTENSION

Teck Cominco Limited today announced that it will proceed with a plan to extend the mine life of the Highland Valley Copper mine near Kamloops, British Columbia by approximately 5 years to September 2013.

Teck Cominco President and Chief Executive Officer, Don Lindsay, said:

"The extension of the Highland Valley mine life significantly adds to our copper production over the medium term. This is good news for the workforce at Highland Valley, for local communities and the Province of B.C., and for our shareholders."

The capital cost associated with the mine life extension is approximately $40 million. The plan involves the release of additional ore from the Lornex pit, and the relocation of two in-pit crushers in the Valley pit together with a push-back of the Valley pit wall to release additional ore. Geotechnical studies have addressed pit wall stability issues to permit the extension. Copper concentrate production over the remaining mine life is expected to average approximately 400,000 tonnes per annum. During a transitional period of higher strip ratios and lower grades concentrate production will decline to a low of approximately 305,000 tonnes in 2008. Molybdenum production is expected to range from 3 million to 8 million pounds per annum, averaging 4.4 million pounds over the remaining mine life. Head grades for the remaining mine life are expected to average 0.403% copper at a strip ratio of 0.5:1.

Teck Cominco will host a conference call to discuss this news release. The call will take place on Monday, September 26, 2005 at 1:30 p.m. (PDT) / 4:30 p.m. (EDT). The dial-in phone number is 416-640-1907, toll-free at 800-814-3911. To access a recording of the call at a later time, dial 416-640-1917 and enter code 21154015#. The recording will be available until October 10, 2005.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada with assets of over $6 billion. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a major producer of copper and gold. Further information can be found at WWW.TECKCOMINCO.COM.

                                    - 30 -

For additional information, please contact:

GREG WALLER
Director, Financial Analysis and Investor Relations
(604) 685-3005